Exhibit 99.118

DeFi Technologies Engages Annemarie Tierney of Liquid Advisors, for Cross-listing to a US Securities Exchange

Toronto, Canada, May 23, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce the engagement of Liquid Advisors, Inc. to facilitate the cross-listing of the common shares of the Company on a US securities exchange.

DeFi Technologies’ decision to engage Liquid Advisors, Inc. reflects its strategic commitment to driving growth and expanding its presence in the capital market. With a focus on enhancing investor visibility and access to capital markets, the company aims to leverage their expertise to facilitate its transition from the OTC to a major US stock exchange.

Annemarie Tierney, Founder and Principal of Liquid Advisors, brings a wealth of experience in U.S. securities laws, cross border listings, exchange listing standards, and corporate governance to the table. With years of experience, including at the SEC, the NYSE, Nasdaq, Skadden Arps (London and New York) and through providing strategic advice to Liquid Advisors’ diverse client base, Annemarie has a deep understanding of, digital asset legal and regulatory issues, SEC registration, and international securities transactional work, making her a valuable asset in DeFi Technologies’ uplisting process.

“We are encouraged to have Liquid Advisors, Inc. on board to support our uplisting efforts,” said Olivier Roussy Newton, CEO of DeFi Technologies. “Their expertise and track record of success in navigating the complexities of the capital markets in the United States will be instrumental as we look to cross-list on a US-based major stock exchange. With their guidance, we are confident in our ability to seize the opportunity for expanded visibility, enhanced liquidity, and continued growth in the capital markets.”

For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681

About Liquid Advisors

Liquid Advisors is a strategic advisory firm offering private placement and secondary liquidity structuring and regulatory requirement services, including for digital or token-based securities. For more information please visit https://www.liquidadvisors.com/

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding the cross-listing of the common shares of the Company on a US securities exchange; the development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.